 Exhibit 99.4

AGNICO EAGLE MINES LIMITED

CERTIFICATE PURSUANT TO SECTION 2.20 OF

NATIONAL INSTRUMENT 54-101 –

COMMUNICATION WITH BENEFICIAL OWNERS OF

SECURITIES OF A REPORTING ISSUER

Reference is made to the special meeting (the “Meeting”) of the holders of common shares of Agnico Eagle Mines Limited (the “Company”) to be held on November 26, 2021, or any adjournment or postponement thereof.

I, Chris Vollmershausen, Senior Vice President, Legal, General Counsel & Corporate Secretary of the Company, hereby certify, for and on behalf of the Company, and not in my personal capacity and without personal liability, that the Company:

(a)	has arranged to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”);

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying on section 2.20 of NI 54-101 to abridge the time prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101 in connection with the Meeting.

The term “proxy-related materials” as used in this Certificate shall have the meaning given to it in NI 54-101.

DATED the 1st day of November, 2021.

AGNICO EAGLE MINES LIMITED

by	“Chris Vollmershausen”
	Name:	Chris Vollmershausen
	Title:	Senior Vice President, Legal, General Counsel & Corporate Secretary